

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2012

Via E-mail
Alexander Farquharson
President and Chief Executive Officer
Energizer Tennis Inc.
Suite 3, 219 Bow Road
Docklands, London E3 2SJ, United Kingdom

> **Re: Energizer Tennis Inc.**
> **Registration Statement on Form S-1**
> **Filed June 18, 2012**
> **File No. 333-182199**

Dear Mr. Farquharson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us, with a view to disclosure, whether there is any relationship between you and Energizer Tennis Limited, a United Kingdom private limited company.

2. Please provide us with any artwork that you intend to use. Any such artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope is inappropriate. Please refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02.

Prospectus cover page

3. Please disclose that you are an "emerging growth company" on the prospectus cover page.

Prospectus Summary, page 4

Our Business, page 4

4. Please revise to disclose the following in one of the introductory paragraphs of this section on page 4: your cash on hand as of the most recent practicable date; your monthly cash burn rate; that you believe you need to raise at least $50,000 to operate for the next six months; and that your auditor had expressed substantial doubt regarding your ability to continue as a going concern.

5. Given that there is no minimum offering amount and your disclosure that you need to raise at least $50,000 to continue operations for the next six months, please briefly explain in the summary why you believe it is appropriate for investors to bear the complete risk that you will be unable to raise enough proceeds from this offering to commence operations.

6. Please revise to clarify whether you have sold any videos, applications or any other related products. Also further clarify your disclosure to make the distinction between products that you plan on selling in the future and the products that you have sold.

Number of Shares Being Offered, page 5

7. Please disclose both (i) the aggregate market price of your common stock based upon the proposed offering price of $0.04 per share and (ii) your total stockholders' equity balance as of your most recent balance sheet date here and in one of your opening paragraphs on page 4 in the our business section.

Number of shares outstanding after the offering, page 5

8. Please reconcile the number of shares of your common stock currently issued and outstanding with the number you disclose on page 16.

Risk Factors, page 6

9. Please add a risk factor describing the attendant risks because your auditor has expressed substantial doubt that you will continue as a going concern.

10. Please add a risk factor describing the attendant risks of offering products that are discretionary in nature during current economic conditions. Also explain why consumers would pay for services that may be available for free elsewhere on the Internet.

We may not be able to further implement our business strategy, page 7

11. Please revise this risk factor to disclose your cash on hand as of the most recent practicable date. Additionally, please revise this risk factor to clarify that there is no minimum offering amount and that, because there is no escrow or similar account, your officers and directors will have immediate access to offering proceeds.

Investors in this offering will suffer immediate and substantial dilution, page 8

12. Please expand this risk factor by disclosing that, to the extent you will rely upon additional equity financing to implement your plan of operation, investors in this offering will be further diluted.

We depend on the efforts and abilities of our officers, page 8

13. Please set forth the risks described in the fifth and sixth sentences in a separate risk factor.

Our operations are dependent on third party contractors, page 9

14. Please revise here or in another appropriate section of the prospectus to explain your reliance on third party contractors to develop your business.

Risks relating to owning our common stock, page 9

15. Please add a risk factor describing the risks to the extent that investors may have difficulty serving or enforcing judgments because your principal place of business is located outside the United States.

Plan of Distribution, page 13

16. We note you will not incur any blue sky qualification fees. Please tell us where you intend to offer the securities and discuss why you believe that blue sky registration is not required in those states. If you do not intend to register this offering under state blue sky laws, please add a prominent risk factor disclosing potential limitations on resale because of the absence of state registration.

Directors, Executive Officers, Promoters and Control Persons, page 14

17. Please identify the performance tennis coaching company that Alexander Farquharson
    works for and the financial services company that Daniel Martinez worked for until
    February 2012.

18. To the extent either of your executive officers and directors has attempted a similar
    business venture in the last five years, please revise their biographies to disclose.

Description of Securities, page 16

19. Please reconcile the number of shares of common stock authorized for issuance with the
    number you disclose on your balance sheet, Note 10 to your financial statements and
    your Articles of Incorporation.

Description of Business, page 17

20. Please revise this entire section to add specificity about your current operations at the
    time of effectiveness, its anticipatory nature and the obstacles you face in implementation
    of your business plans. Please revise to discuss in greater detail the steps you have taken
    to date to become an operating company. In doing so, please add additional detail where
    possible about costs, milestones, and any additional financing needed and your plans for
    obtaining such additional financing. Also, if any of the revised disclosure suggests that
    revisions to the Prospectus Summary and Risk Factors are necessary, please make the
    appropriate changes.

21. Please revise to disclose the production cost per unit of your videos and discuss how you
    will determine pricing for your paid content and disclose, if known, the market rates for
    similar content. To the extent your pricing disclosure is based on management's
    reasonable estimates, please include disclosure to that effect.

22. Please describe the limited sales that you have generated to date.

23. Please disclose the estimated budgets, the material steps involved and timeframe for
    implementation of each of the bullet points in the third paragraph of page 18. To the
    extent that the amount of proceeds allocated to each of the activities will vary depending
    on the amount raised in the offering, describe the extent to which you will be able to
    implement each activity depending on whether you raise 25%, 50%, 75%, or 100% of the
    offering proceeds. If additional financing is required, please specify.

24. We note that you have expended approximately $13,000 to date to develop your website
    and currently have some content available. Please discuss the development of your
    website to date, including the current functionality of the website, and how you expect to

expand this functionality with the proceeds of this offering depending on the amount of offering proceeds you raise.

Out Target Markets, page 18

25. Please disclose the estimated budget and timeframe for your planned marketing strategies and describe how you expect these strategies will enable you to eventually generate revenues from advertizing and user subscriptions.

Growth Strategy, page 18

26. Please describe how you intend to measure your achievement of each of the elements of your growth strategy.

27. Please describe the range of media you reasonably contemplate you will utilize to reach your target audience and discuss the benefits and detriments of each form of media with respect to generating revenues from advertizing and user subscriptions.

Our Website, page 19

28. Please disclose the monthly hits to your website as of the most recent practicable date.

Our Industry, page 19

29. It appears that the primary objective of your business is to provide online instruction content. As such, please briefly explain how the market for tennis equipment is indicative of the market for potential advertisers and subscribers.

30. Additionally, it appears from your disclosure in the last risk factor on page 7 that in order to develop a viable business model you must "monetize" content that is otherwise available for free by obtaining advertisers and paying subscribers. Please describe the market for advertiser-supported and subscription-based internet content and discuss in detail how the strategies articulated on page 18 are designed to help you implement a viable business model.

Management's Discussion and Analysis, page 20

Critical Accounting Policies and Estimates, page 20

31. Please include here the statement you make in the first sentence of the third paragraph of the last risk factor on page 10. Additionally, please consider describing the extent to which any of the exemptions described here are available to you as a Smaller Reporting Company.

Liquidity and Capital Resources, page 21

32. Please clarify that the two million shares of common stock issued to your founders was for cash, not for services, or advise.

33. Please disclose here whether your principals have made formal or informal arrangements to advance funds to you. If so, disclose the nature of those arrangements and file any agreements with your registration statement.

Certain Relationships and Related Transactions, page 22

34. Please file the agreement relating to the lease of office space from your officer and director as an exhibit to your amended registration statement.

Market for Common Equity and Related Stockholder Matters, page 22

35. Please disclose the extent of your reporting obligations to security holders once you become a reporting company. Refer to Item 101(h)(5)(i)-(ii) of Regulation S-K.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Earnings (Loss) Per Share, page 31

36. We note your disclosure that you have issued stock options to several investors, however, we are unable to locate disclosure of these options elsewhere in the prospectus. Please revise or advise.

Fair Value of Financial Instruments, page 32

37. We note your statement that the Company adopted the standard for those financial assets and liabilities as of the beginning of the 2008 fiscal year. Given that your inception is June 16, 2011, please advise and revise accordingly.

Note 6. Intangibles, page 36

38. Please revise to disclose in further detail the nature of the costs incurred and capitalized and revise your policy footnote to provide your policy for initial measurement and recognition of website development costs and their subsequent accounting.

Exhibit 4.1

39. Please delete the representation in romanette (iii) in the second paragraph of the subscription agreement. It is not appropriate to require an investor to represent in a public offering what information they have or have not considered in determining to subscribe.

Exhibit 23.1

40. We note that the inception date and the through/as of period per the consent do not agree to the dates per the audit report or the financial statements. Please advise and revise accordingly.

Other

41. The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

42. Provide a currently dated consent from the independent public accountant in the amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any other questions.

                       Sincerely,

                       /s/ Loan Lauren P. Nguyen

                       Loan Lauren P. Nguyen
                       Special Counsel

cc: Michael J. Muellerleile, Esq.
        M2 Law Professional Corporation